

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 3561

February 19, 2019

Scott J. Lynn
Chief Executive Officer
Masterworks 001, LLC
524 Broadway, 10th Floor
New York, New York 10012

> **Re: Masterworks 001, LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed January 30, 2019**
> **File No. 024-10876**

Dear Mr. Lynn:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that your web-site has been revised to include a chart and information that shows the projected performance of Blue-chip Artworks and the S&P 500 in the section titled "Projected Performance." Please revise such information to ensure consistency with the disclosures in your Offering Circular. In this regard, please address the following:

    *   Revise the time frame of the chart, as it appears to be inconsistent with your Offering Circular. In this regard, we note that you expect to own the Paining for a five-to-ten year period.
    *   Clarify, if true, that the time period used for the Blue-chip Artwork is the same as the time period used for the S&P 500 Growth projections. In this regard, we note your

disclosure at the bottom of the chart that the S&P 500 Growth projected results are based on the average annual returns from January 1, 2000 to December 31, 2017.
- Clarify, if true, that you will only invest in Blue-chip Artwork, as your chart suggests.
- Expand your statement that "[t]he expected returns…[are] not a direct proxy for performance of any specific painting or the shares," to clarify that your expected returns may differ substantially from those in the chart.
- Revise the title of this section to clarify that the projected performance is not that of your shares.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products